Exhibit (a)(1)(v)
OFFER TO PURCHASE FOR CASH
All Outstanding Common Shares and
All Outstanding American Depositary Shares
(each outstanding American Depositary Share representing one Common Share and evidenced by an American Depositary Receipt)
of
WIDERTHAN CO., LTD.
at
$17.05 Net Per Common Share and Per American Depositary Share
by
RN INTERNATIONAL HOLDINGS B.V.
an indirect wholly-owned subsidiary
of
REALNETWORKS, INC.
To Our Clients:
      Enclosed for your consideration are the Offer to Purchase dated September 29, 2006 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by RN International Holdings B.V., a private company with limited liability organized under the laws of the Netherlands (the “Offeror”), and an indirect wholly-owned subsidiary of RealNetworks, Inc., a Washington corporation (the “Parent”), to purchase for cash all outstanding common shares, par value KRW500 per share (the “Common Shares”) and American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by JP Morgan Chase Bank, N.A. (the “ADSs”) of WiderThan Co., Ltd, a company with limited liability organized under the laws of the Republic of Korea (the “Company”). The Offer is being made in connection with the Combination Agreement, dated September 12, 2006, by and among the Offeror, the Parent and the Company (as it may be amended from time to time, the “Combination Agreement”). We are the holder of record of the ADSs held for your account. A tender of such ADSs can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender ADSs held by us for your account.
      We request instructions as to whether you wish us to tender any or all of the ADSs held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.
      Your attention is directed to the following:
      1. The tender price is $17.05 per ADS (or any higher price per share that is paid in the Offer), net to you in cash without interest thereon, less any required withholding taxes. Following the Expiration Date (as the same may be extended pursuant to Article I of the Combination Agreement), the portion of the Offer consideration to be paid in exchange for ADSs will be delivered to Mellon Investor Services LLC (the “ADS Depositary”) and the portion of the Offer consideration to be paid in exchange for Common Shares will be delivered to Samsung Securities Co., Ltd. (the “Common Share Depositary”). Holders of ADSs will receive the Offer Price in U.S. dollars, net to the seller in cash without interest thereon, less any required withholding taxes. Holders of Common Shares will receive the Korean Won equivalent of the Offer Price, calculated by converting the Offer Price into Korean Won using the conversion rate available to the Offeror on the business day on which the Offer consideration is transferred to the Common Share Depositary, net to the seller in cash without interest thereon, less any required withholding taxes.
      2. The Offer and withdrawal rights expire at 12:00 Midnight, New York City time, on Friday, October 27, 2006, unless the Offer is extended pursuant to the Combination Agreement (as extended, the “Expiration Date”).
      3. The Offer is conditioned upon, among other things:

•	There be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Common Shares (including Common Shares underlying ADSs), that, together with any Common Shares (including Common Shares underlying ADSs) then owned by the Offeror and the Parent, represent a number of Common Shares (including Common Shares underlying ADSs) equal to at least sixty-seven percent (67%) of the sum of (x) all then outstanding Common Shares (including Common Shares underlying ADSs) plus (y) all Common Shares (including Common Shares underlying ADSs) issuable upon the exercise of all then outstanding options, warrants and other rights to purchase or otherwise acquire Common Shares (the “Minimum Condition”);

•	The business combination report required for the Offer under the Korean Monopoly Regulation and Fair Trade Act shall have been duly approved by the Korean Fair Trade Commission or the relevant waiting period shall have expired or been terminated after filing the report without any objection from the Korean Fair Trade Commission;

•	Any waiting period applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired or been terminated;

•	All authorizations, consents, clearances, orders or approvals that are required under applicable law or by any governmental entity in connection with the Offer, shall have been obtained without any conditions thereto;

•	All declarations or filings that are required to be made or submitted under applicable law or by any governmental entity in connection with the Offer shall have been made or submitted;

•	All waiting periods that are imposed by applicable law or by any governmental entity in connection with the Offer shall have expired or been terminated;

•	No governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is in effect and which has the effect of making any of the transactions contemplated by the Combination Agreement illegal or otherwise prohibiting consummation of any of the transactions contemplated by the Combination Agreement;

•	There shall not be instituted or pending any action or proceeding that would reasonably be likely to result in any governmental entity of competent jurisdiction issuing an order which would have the effect of making any of the transactions contemplated by the Combination Agreement illegal or otherwise prohibiting consummation of any of the transactions contemplated by the Combination Agreement;

•	Parent and/or the Company shall have received a sufficient number of valid ballots voting, or proxies designating the Parent or its designees as proxy to vote, Common Shares and ADSs in favor of a shareholder proposal to duly elect Parent’s designees to the Company’s Board of Directors at a special meeting of the Company’s shareholders;

•	The representations and warranties of the Company set forth in the Combination Agreement shall have been true and correct on the date thereof and shall be true and correct on and as of the Expiration Date as though made on and as of such date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (ii) for changes contemplated by the Combination Agreement, and (iii) where the failure to be true and correct (without regard to any materiality or Company Material Adverse Effect (as defined in the Combination Agreement) qualifications contained therein), individually or in the aggregate, has not had, and would not be reasonably expected to have, a Company Material Adverse Effect); and the Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect;

•	Other than those covenants and other obligations which by their terms are to be performed after the Expiration Date, the Company shall have performed in all material respects all obligations required to be performed by it under the Combination Agreement on or prior to the Expiration Date; and the Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect;

•	There shall not be instituted or pending any action or proceeding in which a governmental entity is (i) challenging or seeking to restrain or prohibit the consummation of any of the transactions contemplated by the Combination Agreement, (ii) seeking to prohibit or limit the Parent’s or the Offeror’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company following the consummation of the transactions contemplated by the Combination Agreement or (iii) seeking any divestiture by the Parent or any of its affiliates of shares of capital stock or any business, assets or property of the Parent or the Offeror or the Company, as a condition to approving any of the transactions contemplated by the Combination Agreement, or the imposition of any limitation on the ability of the Parent, the Offeror or the Company or any of their respective Affiliates to conduct their respective businesses or to own or exercise control of their respective stock, assets or properties as a condition to approving any of the transactions contemplated by the Combination Agreement; and

•	Parent shall have received written and notarized resignations in forms satisfactory to Parent executed by each director of the Company which shall be effective as of the date of the special meeting of the Company, as described in the Offer.
      If any of these conditions is not satisfied at or prior to the scheduled expiration of the Offer, the Offeror (a) will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for Common Shares and ADSs that are tendered in the Offer, and (b) may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any Common Shares and ADSs that are tendered in the Offer. The Parent or the Offeror may waive any of the conditions to the Offer, except for the Minimum Condition, which requires the Company’s prior written consent if less than a majority of the Common Shares and ADSs have been validly tendered into the Offer. The Offer is not conditioned upon the Parent or the Offeror obtaining financing.
      4. Any U.S. stock transfer taxes applicable to the sale of the Common Shares and ADSs to the Offeror pursuant to the Offer will be paid by the Offeror, except as otherwise provided in Instruction 6 of the Letter of Transmittal.
      If you wish to have us tender any or all of your ADSs, please so instruct us by completing, executing, detaching and returning to us the instruction form below. An envelope to return your instructions to us is enclosed. If you authorize the tender of your ADSs, all such ADSs will be tendered unless otherwise specified on the instruction form. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf by the Expiration Date.
      The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Common Shares and ADSs in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.
      Payment for the ADSs purchased pursuant to the Offer will in all cases be made only after timely receipt by Mellon Investor Services LLC (the “Depositary”) of (i) the American Depositary Receipts (“ADRs”) representing ADSs tendered or timely confirmation of the book-entry transfer of the ADSs into the account maintained by the Depositary at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase), in connection with a book-entry delivery, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering security holders at the same time depending upon when certificates for or confirmations of book-entry transfer of ADSs into the ADS Depositary’s account at the Book-Entry Transfer Facility are actually received by the ADS Depositary.

Instruction Form with Respect to
Offer to Purchase for Cash
All Outstanding Common Shares and American Depositary Shares
of
WiderThan Co., Ltd.
by RN International Holdings B.V.
      The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated September 29, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal, in connection with the offer by RN International Holdings B.V., a private company with limited liability organized under the laws of the Netherlands, to purchase for cash all outstanding common shares, par value KRW500 per share (the “Common Shares”) or American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by JP Morgan Chase Bank, N.A. (the “ADSs”) of WiderThan Co., Ltd, a company with limited liability organized under the laws of the Republic of Korea (the “Company”).
      This will instruct you to tender the number of ADSs indicated below held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Number of ADSs to be Tendered	SIGN HERE

Common Shares and ADSs*	Signature(s)

Name(s)

Dated	, 2006

Address(es)

(Zip Code)

*	Unless otherwise indicated, it will be assumed that all ADSs held for the undersigned’s account are to be tendered.

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